August 19, 2013

Via Edgar

W. John Cash

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	McGrath RentCorp

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 000-13292

Dear Mr. Cash:

This letter is to confirm that McGrath RentCorp (the “Company”) is in receipt of your letter dated August 16, 2013 (the “Comment Letter”) in connection with the Securities and Exchange Commission’s review of its Form 10-K for fiscal year ended December 31, 2012 as filed on February 22, 2013.

As discussed with Jaclyn Liu, a partner at Morrison & Foerster LLP, the Company’s outside counsel, the Company hereby requests an extension until September 20, 2013 for submitting a response to the Comment Letter. The extension is requested due to the business travels of senior members of the Company’s finance team, whose attention is necessary for responding to the Comment Letter due to the financial nature of the comments, during late August, as well as the upcoming Labor Day weekend.

If you have any further questions or comments regarding this request, please contact me at (925) 453-3106.

Sincerely,

/s/ Keith E. Pratt

Keith E. Pratt

Chief Financial Officer

cc: Jaclyn Liu, Morrison & Foerster LLP